August 28, 2006

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attn: Kelly McCusker

Re: HomeLife, Inc.

Dear Ms. McCusker,

This letter is in response to your letter dated July 14, 2006 as a follow up to a previous letter with regards to HomeLife, Inc. financials form 10KSB year ended May, 31, 2005.

Comment 1.

The first step (Step 1) of a company’s impairment test must be completed within six months of its adoption of the new FASB rules. It requires a determination of the fair value of each reporting unit and then a comparison of that fair value to the carrying value of the assets of the reporting unit. If the carrying value exceeds fair value, the reporting unit fails the Step 1 test and must conduct a second test (Step 2). Step 2 which requires the valuation of all intangibles, including the implied value of goodwill, must be undertaken within the next six months. Goodwill impairment is the difference between the fair value and carrying value as determined in Step 2. Goodwill impairment resulting from the transitional test will be treated as a change in accounting principle, whereas subsequent losses will be charged to operating earnings.

We have tested our goodwill value on an annual basis as per the above. The goodwill the company reports is based not upon real estate because the company does not own any real estate, rather on the value of existing franchise contracts. The company continues to collect royalties from these contracts and therefore believes that the goodwill value of these contracts has remained consistent with no impairment.

Comment 2,

We will in future filings note that we do not recognize the sale of franchises over a five year period rather we treat them on a cash basis and take the income upon receipt. This is done because according to our Uniform Offering Circular we earn the licensing fee upon presentation of certain conversion materials and initial consultation.

HomeLife, Inc.
1503 South Coast Drive, Suite 204 Costa Mesa, CA 92626	714-241-3030 Fax 714-241-8979

Should you have any further comments or questions please feel free to contact the undersigned.

Sincerely,

Charles Goodson
Vice President

HomeLife, Inc.
1503 South Coast Drive, Suite 204 Costa Mesa, CA 92626	714-241-3030 Fax 714-241-8979